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                     May 4, 2020

       Timothy Armes
       Chief Executive Officer
       4Less Group, Inc.
       106 W. Mayflower
       Las Vegas, Nevada 89030

                                                        Re: 4Less Group, Inc.
                                                            Preliminary
Information Statement on Schedule 14C
                                                            Filed April 20,
2020
                                                            File No. 000-55089

       Dear Mr. Armes:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Trade & Services